Mail Stop 4561

November 16, 2006

Chris Sapyta
President and Chief Executive Officer
Smart Move, Inc.
5350 S. Roslyn Street, Suite 380
Greenwood Village, CO 80111

Re: Smart Move, Inc.
       Registration Statement on Form SB-2
       Filed November 8, 2006
       File No. 333-137931

Dear Mr. Sapyta:

       We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. As you did with your previously withdrawn registration
statement,
please provide to us an opinion of counsel that the issuance of
common stock in exchange for shares of A Smart Move, LLC may occur

without registration in reliance on Section 3(a)(9) of the Securities
Act, and that the exchange and the registered public offering should
not be integrated. Please submit the opinion as correspondence on EDGAR.

Risk Factors, page 10

2. We note your response to prior comment 2. Please revise to
reconcile the amounts in the risk factor discussion with Section
3(aa) of Exhibit 1.1.

Exhibit 5.1

3. Please revise to include an opinion that the warrants are "binding
obligations" under the state contract law governing the warrant agreement.
4. Please revise to clarify, or confirm to us in writing that counsel
concurs with our understanding, that the reference and limitation to
the "General Corporation Law of the State of Delaware" includes
statutory provisions and also applicable provisions of the Delaware
Constitution and reported judicial decisions interpreting these laws.

*   *   *   *

     As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses
to our comments.

     We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        We will consider a written request for acceleration of the
effective date of the registration statement as confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority,
grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding
requesting acceleration of a registration statement. Please allow
adequate time after the filing of any amendment for further review
before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested
effective date.

        You may contact Jamie Webster at 202-551-3446 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions
regarding comments on the financial statements and related
matters.
Please contact me at 202-551-3495 with any other questions.

        Sincerely,

        Elaine Wolff
        Branch Chief

cc: F. Alec Orudjev, Esq. (via facsimile)
      Cozen O`Connor

Chris Sapyta
Smart Move, Inc.
November 16, 2006
Page 3